FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

12 July 2011

THE SAUDI BRITISH BANK
FIRST HALF 2011 RESULTS

• Net profit of SAR1,603m (US$427m) for the six months ended 30 June 2011 - an increase of SAR535m (US$142m), or 50.1%, compared with SAR1,068m (US$285m) for the same period in 2010.

• Operating income of SAR2,567m (US$685m) for the six months ended 30 June 2011 - an increase of SAR2m (US$1m), or 0.1%, compared with SAR2,565m (US$684m) for the same period in 2010.

• Customer deposits of SAR99.2bn (US$26.5bn) at 30 June 2011 - an increase of SAR5.0bn (US$1.4bn), or 5.3%, compared with SAR94.2bn (US$25.1bn) at 30 June 2010.

• Loans and advances to customers of SAR79.8bn (US$21.3bn) at 30 June 2011 - an increase of SAR5.0bn (US$1.4bn), or 6.7%, from SAR74.8bn (US$19.9b) at 30 June 2010.

• The bank's investment portfolio totalled SAR26.1bn (US$7.0bn) at 30 June 2011, an increase of 0.4% compared with SAR26.0bn (US$6.9bn) at 30 June 2010.

• Total assets were SAR129.5bn (US$34.5bn) at 30 June 2011, compared with SAR120.3bn (US$32.1bn) at 30 June 2010, an increase of 7.6% or SAR9.2bn (US$2.4bn).

• Earnings per share of SAR2.14 (US$0.57) for the six months ended 30 June 2011 - an increase of 50.7% from SAR1.42 (US$0.38) for the same period in 2010.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,603m (US$427m) for the six months ended 30 June 2011. This is an increase of SAR535m (US$142m) or 50.1% as compared with same period in 2010 and SAR101m (US$27m) or 13.4% as compared to the quarter ended 31 March 2011.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB has achieved strong profit growth with its robust and diversified operating income streams, cost containment measures and ongoing drive to book quality business. SABB continues to take a prudent view of provisioning whilst remaining focused on improving its customer service through investment in its infrastructure. We are committed to supporting our customers and seeking new opportunities for business growth.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                        Date: 12 July, 2011